FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2006

Commission File Number:         0-25672

MIRAMAR MINING CORPORATION
 (Translation of registrant’s name into English)

#300–889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                    Form 40-F        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant) By: /s/ A. David Long _____________________________________ A. David Long, Corporate Secretary

Dated: November 14, 2006

November 14, 2006	NEWS RELEASE 06-24	MAE-TSE MNG-AMEX

Miramar Mining Reports Financial Results for Third Quarter 2006
—Additional cash of $95.1 million from July equity financing generated increased interest income—

VANCOUVER — Miramar Mining Corporation today announced its financial results for the third quarter ended September 30, 2006. For the period, Miramar reported consolidated earnings of $0.4 million or $0.00 per share compared to a net loss of $1.0 million or $0.01 per share in the same period in 2005.

Financial Results

For the quarter ended September 30, 2006 the Company had earnings of $0.4 million or $0.0 per share compared to a net lost of $1.0 million or $0.01 per share in the same period in 2005. Higher earnings in the third quarter of 2006 were primarily the result of significantly higher interest income over the same period in 2005.

For the nine month period ended September 30, 2006, the Company had earnings of $1.2 million. Excluding the future tax recovery of $2.7 million resulting from a change in federal income tax rates which was recorded in the second quarter of 2006, the loss was $1.5 million or $0.01 per share compared to a loss of $2.6 million or $0.02 per share in the same period in 2005.

Miramar ended the period with working capital of $135.6 million including cash and cash equivalents of $143.4 million or $106.5 million higher than the working capital at September 30, 2005. In addition to working capital, at September 30, 2006 the Company had $15.1 million in cash collateral deposits for reclamation bonds for the Con Mine, which are classified outside of working capital.

New Vice-President, Operations Appointed

Effective November 1, 2006, Jim Currie has joined the Company as Vice-President, Operations. Jim is a mining engineer with more than 27 years of experience in the minerals industry in all aspects of the business, including exploration, engineering, construction and operations. Early in his career he worked for such major companies as Placer-Dome Inc., Noranda Inc., and Fording Coal Ltd. In more recent years he has worked as a senior executive for a number of junior exploration and development companies in many different countries, including Bolivia, Mexico, Venezuela, Indonesia, Korea, Myanmar and most recently Mauritania. Mr. Currie replaces Brian Labadie who was the Executive Vice President and Chief Operating Officer.

Permitting

During the third quarter Miramar made progress towards its objective of permitting Nunavut’s first proposed gold mine at Doris North. On November 5, 2006, Miramar filed its water licence application with the Nunavut Water Board (“NWB”). It is anticipated that the NWB will complete a conformity review within the next 30 days. A public water board hearing of the project is anticipated to be scheduled to occur during the first quarter of 2007.

Exploration Highlights

The bulk of the 2006 exploration program at Hope Bay was directed towards definition drilling at the Madrid deposit to determine the best option for a second phase of production after Doris North. Drilling as reported through the course of the year has met or exceeded expectations. Technical economic studies are underway incorporating this work with the objective of providing a basis for an optimal production scenario going forward. It is expected that the decided upon phase two scenario will be announced in the first quarter of 2007.

Drilling has been completed for the 2006 program with drill results to be announced through mid-December 2006. For earlier results of the 2006 exploration program please see the news releases on the company’s website at www.miramarmining.com.

Forward Looking Statements

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, statements relating to Miramar’s strategies, goals and objectives at the Hope Bay project and the expected results of exploration work. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential,” “goal,” “objective,” “strategy,” or variations thereof or similar expressions or statements that events or conditions “will,” “would,” “may,” “could,” or “should” occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission. Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572    Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

2

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

Periods ended September 30, 2006 and 2005

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

As at September 30, 2006 and December 31, 2005

	2006	2005
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$63,642	$48,723
Short term investments	79,843	20,000
Accounts receivables	2,267	1,135
Inventory	5,754	4,782
Prepaid expenses	466	355
	151,972	74,995

Power credits	1,266	1,557

Property, plant and equipment (note 3)	6,171	5,569

Mineral properties (note 4)	200,516	170,817

Cash collateral deposits	15,109	14,980

Investment in Northern Orion Explorations Ltd.	8,505	8,505

Other assets	1,724	1,574
	$385,263	$277,997

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$11,342	$4,748
Current portion of site reclamation and closure costs (note 5)	5,151	5,947
	16,493	10,695

Deferred gain	1,266	1,557

Provision for site reclamation and closure costs (note 5)	11,502	14,536

Future income tax liability	26,276	22,801
	55,537	49,589

Shareholders’ Equity:
Share capital (note 6)	534,568	433,990
Contributed surplus	6,406	6,846
Deficit	(211,248)	(212,428)
	329,726	228,408
	$385,263	$277,997

See accompanying notes to consolidated financial statements.

November 13, 2006        Page 1

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine month periods ended September 30, 2006 and 2005

	3 months ended September 30,		9 months ended September 30,
	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Expenses:
Depreciation, depletion, and accretion	$347	$244	$822	$842
General and administration	430	278	1,389	1,204
Salaries	314	248	1,043	833
Professional services	269	224	816	452
Investor relations	190	30	384	110
Interest and penalties	100	94	602	229
Stock-based compensation	52	–	1,519	1,125
Foreign exchange loss (gain)	19	(1)	62	(1)
Severances	179	405	1,507	405
	1,900	1,522	8,144	5,199

Loss before undernoted	(1,900)	(1,522)	(8,144)	(5,199)

Other income (expense):
Interest income	1,578	171	3,054	683
Other income (note 7)	184	–	2,045	1,101
Equity loss	–	(11)	–	(227)

Loss before income taxes	(138)	(1,362)	(3,045)	(3,642)

Income tax recovery (expense):
Current	–	(45)	14	11
Future	495	382	4,211	988
	495	337	4,225	999

Earnings (loss) for the period	357	(1,025)	1,180	(2,643)

Deficit, beginning of the period	(211,605)	(203,055)	(212,428)	(201,437)

Deficit, end of the period	$(211,248)	$(204,080)	$(211,248)	$(204,080)

Basic and diluted earnings (loss) per share	$0.00	$(0.01)	$0.01	$(0.02)

Weighted average number of common shares	210,161,304	159,790,417	195,559,232	159,780,083

See accompanying notes to consolidated financial statements.

November 13, 2006        Page 2

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

	3 months ended September 30,		9 months ended September 30,
	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Cash provided by (used in):

Operations:
Earnings (loss) for the period	$357	$(1,025)	$1,180	$(2,643)
Items not involving cash:
Depreciation, depletion and accretion	347	244	822	842
Gain on sale of other assets	–	–	(1,861)	–
Equity loss	–	11	–	227
Stock based compensation	52	–	1,519	1,125
Future income taxes	(495)	(382)	(4,211)	(988)
Other	25	–	382	17
Changes in non-cash working capital:
Accounts receivable	(397)	(257)	(1,132)	95
Inventory	(232)	607	(972)	688
Prepaid expenses	263	278	(111)	(388)
Accounts payable and accrued liabilities	670	2,598	5,938	1,185
Payments made on site reclamation	(2,108)	(1,971)	(4,518)	(6,587)
	(1,516)	103	(2,964)	(6,427)

Investments:
Expenditures on plant, equipment and deferred exploration	(11,619)	(7,090)	(26,484)	(15,913)
Purchase of securities	–	–	–	(500)
Proceeds on sale of assets, net	–	679	2,034	10,755
Purchase of collateral deposits	(43)	(34)	(178)	129
Purchase of short-term investments	(79,843)	–	(59,843)	–
	(91,507)	(6,445)	(84,471)	(5,529)

Financing:
Issue of common shares for cash, net	96,660	14,212	102,354	14,204
	96,660	14,212	102,354	14,204

Increase in cash and cash equivalents	3,635	7,870	14,919	2,248
Cash and cash equivalents, beginning of the period	60,007	24,593	48,723	30,215
Cash and cash equivalents, end of the period	$63,642	$32,463	$63,642	$32,463

Supplementary information:
Income taxes paid	–	47	–	107

Non-cash investing and financing activities:
Fair value of stock options exercised	998	–	3,516	–
Stock-based compensation included in deferred exploration	368	–	1,557	710
Recognition of future income tax liabilities to mineral properties	165	–	2,394	–

See accompanying notes to consolidated financial statements.

November 13, 2006        Page 3

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

1.	Interim Financial Statements:

These unaudited interim consolidated financial statements of Miramar Mining Corporation (the “Company”) have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements as at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 are unaudited; however they reflect all adjustments necessary for a fair presentation of the results for the interim periods presented. Certain of the comparative figures have been reclassified to conform to the current period presentation.

These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly the financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2005.

2.	Related parties:

The Company owns 7.3% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus totalling $0.6 million during the nine month period ended September 30, 2006 (2005 – $1.0 million). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

3.	Property, plant and equipment:

	Cost	Accumulated depreciation and depletion	September 30, 2006 Net book Value	December 31, 2005 Net book Value
Mine plant and equipment	$118,050	$115,923	$2,127	$2,105
Exploration equipment	2,846	568	2,278	1,614
Construction in progress	1,177	–	1,177	1,217
Computer equipment	1,383	961	422	505
Leasehold and office equipment	607	440	167	128
Total	$124,063	$117,892	$6,171	$5,569

November 13, 2006        Page 4

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

4.	Mineral properties:

The following is a summary of exploration and development costs incurred to September 30, 2006:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Balance at beginning of period	$188,483	$160,897	$170,817	$160,003

Additions in the period:
Drilling	2,731	1,745	6,923	4,015
Sample analysis	254	232	587	438
Personnel and contracts	1,495	1,054	3,714	2,591
Stock-based compensation	368	–	1,557	710
Supplies and equipment	856	406	1,888	889
Other exploration costs	263	36	800	327
Title and claim management	10	49	99	355
Transportation and freight	2,664	1,745	4,932	2,784
Camp and infrastructure	1,552	706	2,870	1,410
Environmental and permitting	1,255	840	2,865	2,390
Feasibility and studies	420	194	1,070	416
Future income taxes related to the above	165	–	2,394	–
	12,033	7,007	29,699	16,325
Disposition of mineral property	–	–	–	(8,424)

Balance at end of period	$200,516	$167,904	$200,516	$167,904

5.	Site reclamation and closure:

The following is a reconciliation of the changes in the provision for site reclamation and closure during the period:

Balance, beginning of period	$20,483
Site closure and reclamation costs incurred	(4,518)
Accretion expense	688
Balance, end of the period	$16,653
Allocated between:
Current portion	$5,151
Non-current portion	11,502
$16,653

November 13, 2006        Page 5

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

6.	Share Capital:

(a)	Authorized:

500,000,000 common shares without par value.

(b)	Issued and outstanding:

	Common Shares
	Number of shares	Amount
Balance, December 31, 2005	186,301,430	$433,990

Issued:
Future income tax effect of flow through shares	–	(5,292)
On exercise of warrants	128,100	263
On exercise of stock options	1,110,221	2,373

Balance, March 31, 2006	187,539,751	$431,334
Issued:
On exercise of warrants	175,680	360
On exercise of stock options	2,283,827	5,375

Balance, June 30, 2006	189,999,258	$437,069
Issued:
Common shares for cash, net of issue costs	23,302,000	94,390
On exercise of warrants	36,600	75
On exercise of stock options	880,500	3,034

Balance, September 30, 2006	214,218,358	$534,568

On June 26, 2006 the Company entered into two concurrent equity underwriting agreements comprised of a public offering of 19,200,000 common shares at $4.17 per share and a private placement of 2,900,000 flow-through shares at $5.20 per share. On July 12, 2006, the Company completed the closing of these two financings for aggregate gross proceeds of $95.1 million. As part of the public offering, the Company granted the underwriters an over-allotment option exercisable for a period of 30 days following the closing. On August 11, 2006 the underwriters exercised the over-allotment option and purchased 1,113,000 common shares for additional gross proceeds of approximately $4.6 million. As required by the private placement flow through agreement, the Company must incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling approximately $15 million by December 31, 2007.

Stock options:

At September 30, 2006, the Company had stock options outstanding as follows:

	Shares options	Average exercise price
Outstanding, December 31, 2005	7,449,684	$1.87

Granted	3,193,342	2.83
Exercised	(4,274,548)	1.70
Forfeited, expired, or cancelled	(638,600)	1.81

Outstanding, September 30, 2006	5,729,878	$2.53

November 13, 2006        Page 6

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.89%, a dividend yield 0%, an expected volatility of 60% and expected lives of stock options of 5.0 years. The weighted average fair value of options granted and vested in 2006 was $1.53.

As at September 30, 2006, 4,589,800 options were fully exercisable and expire as follows. Exercisable options excludes options which are contingent on future performance targets and options which are restricted from exercise pending approval of an increase to the stock option plan.

Expiration year	Number	Exercise price
2007	230,000	2.14
2008	613,676	1.90
2009	1,474,154	3.20
2010	1,105,706	1.30
2011	1,166,264	2.92

(d)	Warrants and brokers compensation options:

At September 30, 2006, the Company had warrants and brokers’ compensation options outstanding and exercisable as follows:

	Warrants and options	Average exercise price

Outstanding, December 31, 2005	18,866,000	$2.74
Exercised	(340,380)	2.05
Outstanding, September 30, 2006	18,525,620	$2.75

7.	Financial instruments:

The fair value of other assets and the fair value of the investment in Sherwood Copper Corporation (“Sherwood”) at September 30, 2006, based on the quoted market value, are as follows:

	Carrying value	Fair value

Investment in Sherwood	$–	$6,397
Other assets	37	1,030

During the nine months ended September 30, 2006, the Company sold 808,442 shares of Sherwood for a gain of $1.1 million, and shares of other asset investments for a gain of $0.8 million.

November 13, 2006        Page 7

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

8. Subsequent event:

On November 13, 2006, the Company entered into an equity underwriting agreement for a private placement offering of 2,040,820 flow-through shares at $7.35 per share for total gross proceeds of $15 million. The offering is scheduled to close on or about November 29, 2006. The underwriter will receive a cash commission of 4% of the gross proceeds in payment for their services. The Company will be required to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totalling $15 million by December 31, 2007.

November 13, 2006        Page 8

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the three months and nine month periods ended September 30, 2006 and compares them with the same periods in the previous year. In order to better understand the MD&A, it should be read in conjunction with the annual consolidated financial statements and related notes for the year ended December 31, 2005. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and expressed in thousands of Canadian dollars, except per share amounts. This MD&A is dated as of November 13, 2006. All amounts are expressed in Canadian dollars, except as otherwise indicated.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic where the Company has focused its activities for more than ten years. In 2004, the Company determined that gold production was no longer economically viable at its Con and Giant mines in Yellowknife, Northwest Territories and terminated all mining activities. Since then, the Company’s business is focused on the exploration and development of the Hope Bay gold mineral project in Nunavut. The Hope Bay project is 100% owned by the Company, extends over 1,000 square kilometers and the Company believes the property encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North Project which is anticipated to become the first new gold mine in Nunavut.

The Company’s goal is to become an intermediate gold producer through the phased development of the Hope Bay gold project. Historically, the Company planned to implement its strategy in three phases:

•	Phase 1: Short-term: Development of a small scale, high return gold mine at Doris North with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. A feasibility study on the Doris North deposit prepared in early 2003 concluded a two year mine at Doris North was feasible, which could produce approximately 155,000 ounces of gold per year.

•	Phase 2: Medium-term: To extend and expand production levels to targeted production levels of either 300,000 ounces per year or 600,000 ounces per year. The potential mining scenarios which are under consideration in technical and economic studies are: a)

November 13, 2006	1

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

an underground focused option which has targeted production of approximately 6,000 tonnes per day and would be focused on developing the higher grade, more accessible upper portions of the Boston, Doris Central and Madrid deposits, and b) a larger scale (“Large Pit Concept”) which has targeted production of approximately 15,000 tonnes per day, with open pit mining at Madrid and underground mining at the Boston and Doris deposits.

•	Phase 3: Longer-term: To continue exploration efforts at Hope Bay with the objective of discovering new deposits and expanding the current known resources in order to provide additional resources to extend mine production.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North project, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete technical and economic studies on Phase 2 development of the Boston, Doris and Madrid deposits and identify additional resources, complete feasibility studies on Phase 2 and complete permitting on Phase 2.

Third Quarter Highlights

•	On June 26, the Company entered into two concurrent equity underwriting agreements comprised of a public offering of 19,200,000 common shares at $4.17 per share and a private placement of 2,900,000 flow-through shares at $5.20 per share. On July 12, 2006, the Company completed the closing of the two equity underwriting agreements for aggregate gross proceeds of $95.1 million. As part of the public offering, the Company granted the underwriters an over-allotment option. On August 11, 2006 the underwriters exercised the over-allotment option and purchased 1,113,000 common shares for additional gross proceeds of approximately $4.6 million.

•	A total of 24,692 meters of exploration drilling was completed during the third quarter focused largely in the Madrid deposit area. The significant results from the quarter’s drilling campaign included:

o	Hole #448, which intersected 93.5 meters of gold mineralization grading 9.3 grams/tonne in an gap between the Naartok East and Rand zones in Madrid;

o	Hole #454, which was a 120 meter step out hole north at Naartok East which intersected 12 meters of gold mineralization grading 14.3 grams/tonne;

o	Hole #470, which was a 50 meter step out hole at Naartok East which intersected 9.7 meters of gold mineralization grading 34.9 grams/tonne; and

November 13, 2006	2

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

o	A new type of mineralization was discovered approximately 400 meters north of the main Boston deposit. This zone is considered to be the folded extension of the main Boston B2 resource and is generally wider and lower grade than the main deposit.

•	On July 28, 2006 the Minister of Indian and Northern Affairs Canada accepted the Nunavut Impact Review Board (“NIRB”) recommendation that the Doris North project proceed to the permitting process. On September 20, 2006, NIRB finalized the terms and conditions of the project and issued a project certificate.

•	On August 24, 2006, the Company reported the initial results of engineering studies indicating that potential mining scenarios of either 6,000 tpd or 15,000 tpd will be selected for further studies.

•	On September 6, 2006, the Company and the Kitikmeot Inuit Association (“KIA”) signed the Inuit Impact and Benefits Agreement (“IIBA”) which establishes the terms which will apply to Doris North with respect to benefits to the Inuit people of the area.

•	Consolidated earnings of $0.4 million or $0.00 per share.

OPERATIONS OVERVIEW

Selected Financial Data

The following tables summarize total revenue loss and loss per share over the last eight fiscal quarters (in thousands of dollars except per share amounts).

	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4
Revenue/other income	$1,762	$1,109	$2,228	$375	$171	$614	$999	$1,670
Earnings/(loss)	$357	$1,906	$(1,083)	$(8,348)	$(1,025)	$(481)	$(1,137)	$(12,278)
Per share	$—	$0.01	$(0.01)	$(0.05)	$(0.01)	$—	$(0.01)	$(0.07)

Earnings

For the quarter ended September 30, 2006, the Company had earnings of $0.4 million or $0.00 per share compared to a net loss of $1.0 million or $0.01 per share in the same period in 2005. Higher earnings in the third quarter of 2006 were primarily the result of significantly higher interest income over the same period of 2005. Interest income for the three months period ended September 30, 2006 was $1.6 million compared to $0.2 million in the same period of 2005. The increase in interest was largely the result of the increase in the cash and short-term investment balances year-over-year as well as higher realized interest rates. At September 30, 2006 cash and short-term investments totaled $143.4 million or $110.8 million higher than the balance at September 30, 2005.

November 13, 2006	3

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine month period ended September 30, 2006, the Company had earnings of $1.2 million. Excluding the future tax recovery of $2.7 million resulting from a change in federal income tax rates which was recorded in the second quarter of 2006, the loss was $1.5 million or $0.01 per share compared to a loss of $2.6 million or $0.02 per share in the same period in 2005. The loss was lower in 2006, largely as a result of higher income which offset higher operating costs. Interest income for the nine months ended September 30, 2006 was $3.1 million compared to $0.7 million in the same period of 2005. As discussed above interest income was higher in 2006 due to higher cash and short-term investment balances and higher realized interest rates. Other income was $2.0 million for the first nine months of 2006 and includes a gain on the sale of shares in Sherwood Copper Corporation (“Sherwood”) and American Gold Capital Corporation. For the same period in 2005, other income was $1.1 million which included management fees received from the Department of Indian and Northern Development (“DIAND”) for services provided for the Giant Mine, a fee for services provided to Sherwood and a gain on the sale of the Back River mineral property option. These positive variances offset higher operating costs which were $1.3 million higher than the same period of 2005 (see discussion of Operating Costs in the section below).

Operating Costs

During the third quarter of 2006, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $1.3 million compared to $0.9 million in the third quarter of 2005. The increase in 2006 resulted largely from higher investor relations related costs ($0.3 million). Stock-based compensation of $52,000 in the third quarter of 2006 compared to nil in the same period of 2005 reflects a timing difference in the grant of options in 2006 as compared to the prior year. For more detailed discussion on the stock-based compensation expense, see the paragraph below on the year-to-date analysis. Depreciation, depletion and accretion expense in the third quarter of 2006 was $0.3 million compared to $0.2 million in the same period of 2005. In the third quarter of 2006, severance costs were $0.2 million, which includes an increase to the estimated cost for future severance payments for the former employees at the Yellowknife mines.

For the nine month period ended September 30, 2006, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $4.2 million compared to $2.8 million in the same period of 2005. The increase in 2006 resulted largely from higher professional consulting for regulatory compliance ($0.4 million), higher travel and other investor relations related costs ($0.3 million), higher interest and penalties ($0.4 million) for potential

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MANAGEMENT’S DISCUSSION AND ANALYSIS

expenses which may result from environmental incidents (fuel spill which occurred in 2004 at Hope Bay and water discharge issue in 2005 at Con Mine) and higher salaries ($0.2 million). Stock-based compensation expense was restated for the first and second quarters of 2006 on October 12, 2006. During the first quarter of 2006, the Company granted 2.9 million stock options and recorded a non-cash stock-based compensation expense of $2.5 million to the consolidated statement of operations and deficit as well as capitalizing $1.2 million as deferred exploration expenditures. As a result of these grants, the maximum number of common shares permitted to be issued pursuant to the Company’s stock option plan had been reached and approximately 0.9 million of the options granted during the first quarter of 2006 are not allowed to be exercised unless shareholders’ approval has been received. Therefore, the Company amended and restated its consolidate interim financial statements for the three months ended March 31, 2006 which resulted in a decrease to mineral properties of $0.56 million and future income tax by $0.19 million. In addition, the consolidated statement of operations and deficit for the three months ended March 31, 2006 was amended and restated to decrease stock-based compensation by $1.0 million. After taking this amendment into account, stock-based compensation expense was $1.5 million for the nine months ended September 30, 2006 compared to $1.1 million in the same period of 2005. The increase of $0.4 million reflects an increase in the fair value of the options granted. The Company estimated the average fair value per share option in 2006 to be $1.53 for stock-based compensation included in the statement of operations compared to an average fair value per share option of $0.74 in the same period of 2005. Depreciation, depletion and accretion expense in the first nine month period of 2006 was $0.8 million which was unchanged from the same period of 2005. In the first nine months of 2006, severance costs were $1.5 million compared to $0.4 million in the same period of 2005. The expenses recorded in 2006 include an additional accrued amount for terminated employees at the Yellowknife mines, the contractual termination costs for an employee and a market-to-market adjustment on the fair value of certain options granted to a former employee to purchase certain common shares owned by the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and assumptions in determining stock-based compensation and future income taxes. Management re-evaluates its estimates and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ from our estimates. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources, future recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Cost

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of the mineral properties are assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $200.5 million for Hope Bay at September 30, 2006.

Asset Retirement Obligation

Asset retirement obligations are the estimated costs associated with mine closure and reclamation and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value at its initial discounted value and is amortized over the asset’s useful life. In the event the actual cost of reclamation exceeds the Company’s estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

The asset retirement obligation for the Con Mine is comprised of two components (1) processing of historic mill roaster tailings (arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit); and, (2) site closure and monitoring activities, including building removal, capping of mine openings, restoration of tailings areas, water treatment and post-closure monitoring. Although the ultimate amount to be incurred is uncertain, the fair value of the liability for retirement and remediation of the Con Mine has been estimated to be $15.4 million. As required by regulatory policies and GAAP, cost estimates include contractor markups, provision for administration and engineering, provision for a market risk premium, and a provision for contingencies. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability. The Company has $10.7 million on deposit in the reclamation

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MANAGEMENT’S DISCUSSION AND ANALYSIS

security trusts. The Company has committed the proceeds from any assets sales at the Con Mine to the Con Mine reclamation security trusts and the funds in the trusts will be applied to, in part, offset the reclamation costs as they are incurred. For purposes of determining the fair value of the obligation a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium of 8% have been applied.

Key assumptions in estimating the assets retirement obligation for the Con Mine include: a) the processing of residual historic mill roaster tailings (calcines and arsenic bearing sludges) through the autoclave will be completed in 2007; b) final wash down of the blend plant storage pits will be completed in 2007; c) the final mine closure and reclamation will receive regulatory approval in 2007 allowing other site closure reclamation activities to commence in 2007 and essentially be completed over a two year period, including the removal of remaining buildings, capping of remaining mine openings, capping of the tailings containment areas and remediation of the site to the standard acceptable for industrial-use property; and, d) an allowance for ongoing water treatment and environmental performance monitoring continuing post-closure for a period of approximately 25 years (post closure water treatment and monitoring).

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pad and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates is estimated at $1.3 million.

Stock-based Compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black-Scholes option pricing model. The key assumptions used in the first nine months of 2006 were: a risk-free interest rate of 3.81%, a dividend yield of 0%, an expected volatility of 60% and expected lives of stock options of 5 years. The weighted average fair value of options granted and vested in 2006 was $1.53 per share option. Stock options which have been granted in 2006, but are held subject to shareholder approval of an increase of the Company’s stock option plan, have not been recorded as an expense in nine-month period ended September 30, 2006. The stock-based compensation expense will be recorded when, and if, the shareholders approve an increase to the stock option plan based on the estimated fair value of the options at the approval date. If the market price for the shares is higher on the approval date than the average strike price of $2.93 per share, the estimated fair value of these options will be

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MANAGEMENT’S DISCUSSION AND ANALYSIS

higher than if the estimated fair value had been calculated based on the actual grant date. On the grant date, the strike price of the options held for approval was set based on the previous day’s closing market price for the shares.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The focus for the Company continues to be on the Hope Bay project. The Company is committed to a strategy of advancing the Hope Bay project to a production decision while continuing to expand gold resources. The staged development strategy will focus first on the high grade gold Doris North project, with the goal of generating cash flow to pay for mining infrastructure and to partially fund the subsequent development of a bulk tonnage operation at Madrid and a satellite mining operation at the Boston deposit which is over 50 kilometers south of the Doris North deposit area. The Company’s strategy is to establish Doris North as the infrastructure centre for the entire Hope Bay project, minimizing the capital requirements and optimizing the return on future deposit development. The Company’s exploration strategy will focus on expanding and increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained intermediate production profile. The Company will continue to conduct grassroots exploration alone and in cooperation with strategic partners on selected portions of the Hope Bay claim groups, when possible. To achieve these objectives, the Company needs to successfully complete the current regulatory process for the Doris North project, complete a positive feasibility study for the Phase 2 operation, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete development and permitting of the Boston, Doris and Madrid deposits and identify additional resources.

In the first quarter of 2006, programs at Hope Bay were approved which total approximately $29 million and were designed to complete approximately 55,000 meters of drilling with the objective being to continue to expand and extend existing deposits and to explore for new deposits. Activity in 2006 has focused on delivering technical and economic studies (“TES”) on the next phase of mine development and investigating the opportunity for larger scale mine production. Additionally, approximately $3.1 million was budgeted to continue to advance the Doris North Project through the permitting and regulatory phase by year end.

The Hope Bay exploration camp was re-opened in late February and the season’s drilling activity was commenced on March 11, 2006. By the end of September, a total of 61,450 meters of drilling had been completed. Drilling activities were focused largely at the Naartok deposit which

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MANAGEMENT’S DISCUSSION AND ANALYSIS

is in the Madrid deposit area; to the end of September a total of 42,592 meters has been drilled at Naartok. Other drill targets were at Boston, Doris and other deposits within Madrid, where 7,798, 3,114 and 5,251 meters respectively were drilled. The bulk of the drilling was directed toward the ongoing aggressive resource expansion program which will generate information for the TES to support the next phase of development of Hope Bay.

The results of exploration activities to-date in 2006 were successful in identifying and extending the mineralization on the deposits and some of the significant results are as follow. For more discussion, see the disclosure in the Company’s press releases on May 25, 2006, June 20, 2006, July 18, 2006, August 23, 2006, and September 21, 2006.

•	Naartok East. Hole 06PMD448 was drilled targeting the Naartok East deposit approximately 100m from 2005 drill hole 05PMD328 which returned 11.6 g/t Au over 66.5m and approximately 65m from hole 05PMD274 which encountered 9.8 g/t over 64.2m; hole 06PMD448 encountered 9.31 g/t Au over 93.5m; one narrow (0.3m) high grade sample from hole 06PMD448 was reduced from 918 g/t (26 ounces per ton) to 200 g/t for composite averaging. The true width of hole 06PMD448 is estimated to be approximately 75% of core length. In addition, hole 06PMD470 encountered 34.9g/t over 9.7m and confirmed the Naartok East horizon is altered and mineralized and has significant exploration potential.

•	Naartok East/Rand Gap. Drilling was successful in demonstrating fairly continuous mineralization along what appears to be an extension of the “Z” lens which makes up the bulk of the mineralization at Naartok West; hole 06PMD462 intercepted 2.6 g/t over 63 m.

•	Madrid Exploration. Drilling at Madrid this year has extended the Naartok East deposit beyond historical boundaries; hole 06PMD454 was drilled 120 meters north of Naartok East and intercepted 14.32 g/t over 12m.

•	A new type of mineralization was discovered approximately 400 meters north of the main Boston deposit. This zone is considered to be the folded extension of the main Boston B2 resource and is generally wider and lower grade than the main deposit.

On April 20, 2006, the Company reported its revised resource calculation incorporating the results of the successful exploration activities in 2005 on the Hope Bay project which increased the total resources by 2.6 million ounces, or 40%. Given the identification of potential for a large open pit concept at the Madrid deposit area, the Company was able to reduce the cutoff grade applied to those resources, which in part led to the reported increase. However, using the same cutoff grades as in 2004, more than one million ounces were added to the total resources. On June 22,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2006, the Company released the results of an independent technical review on the internally calculated resources at Hope Bay as a result of the increases in the Madrid deposit area.

The tables below summarize the reported resources at December 31, 2005 as set forth in this independent technical report completed by Watts, Griffith and McOuat Limited (“WGM”).

HOPE BAY INDICATED MINERAL RESOURCES AT DECEMBER 31, 2005

	Indicated
Area/Deposit/Zone	Tonnes	g Au/t	Cutoff g Au/t	Contained Ounces Au (2)
Madrid Deposit Area
Naartok East(1)	6,825,000	4.2	2	915,000
Naartok West(1)	5,023,000	4.3	2	699,000
Rand(1)	1,379,000	3.2	2	143,000
Suluk	1,125,000	4.2	2	153,000
South Patch	N/A			N/A
South of Suluk	N/A	N/A		N/A
Subtotal Madrid	14,352,000	4.1		1,909,000
Doris Deposit
Doris Hinge	345,000	34.7	8	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	341,000
Doris Pillars	N/A	N/A		N/A
Subtotal Doris	1,169,000	19.3		726,000
Boston Deposit
Boston B2	1,949,000	11.4	4	713,000
Boston B3/B4	363,000	7.3	4	85,000
Subtotal Boston	2,312,000	10.7		798,000
Total Indicated(4)	17,834,000	6.0		3,433,000

(1)	Audited by WGM.

(2)	Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade.

(3)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.

(4)	Numbers may not add up exactly due to rounding.

HOPE BAY INFERRED MINERAL RESOURCES AT DECEMBER 31, 2005

	Inferred
Area/Deposit/Zone	Tonnes	g Au/t	Cutoff g Au/t	Contained Ounces Au (2)
Madrid Deposit Area
Naartok East(1)	7,157,000	3.7	2	847,000
Naartok West(1)	3,755,000	4.0	2	482,000
Rand(1)	3,860,000	2.8	2	352,000
Suluk	14,560,000	4.0	2	1,890,000
South Patch	227,000	22.5	7	164,000
South of Suluk	573,000	9.8	6	180,000
Subtotal Madrid	30,132,000	4.0		3,915,000

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MANAGEMENT’S DISCUSSION AND ANALYSIS

	Inferred
Area/Deposit/Zone	Tonnes	g Au/t	Cutoff g Au/t	Contained Ounces Au (2)
Doris Deposit
Doris Hinge	28,000	10.0	8	9,000
Doris North/Connector	1,270,000	13.9	5	569,000
Doris Central	73,000	12.8	5	30,000
Doris Pillars	263,000	18.6	5–7	158,000
Subtotal Doris	1,634,000	14.5		766,000
Boston Deposit
Boston B2	995,000	9.1	4	292,000
Boston B3/B4	1,437,000	9.7	4	449,000
Subtotal Boston	2,431,000	9.5		741,000
Total Inferred (3)(4)	34,197,000	4.9		5,421,000

(1)	Audited by WGM.

(2)	Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade. See discussion in the section on Forward Looking Statements for a description of differences between Canadian and U.S. estimate of mineral resources.

(3)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.

(4)	Numbers may not add up exactly due to rounding.

The Company reports a Probable Mineral Reserve of 458,200 tonnes grading 22 grams Au/t for the Doris North zone which is included in the Indicated Mineral Resource. Dilution of 39% and mining recovery of 95% have been applied to the Probable Mineral Reserve. The Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by Steffen Robertson and Kirsten (Canada) Inc. on the Doris North Project in 2002.

The minor difference between the WGM resource and the internally calculated resource for Madrid is due to incorporation by WGM of a new iteration using more conservative parameters.

In the third quarter of 2006, the Company continued to advance studies which include alternative mining concepts which will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The results of the first pass of engineering studies indicate that potential mining scenarios of either 6,000 tpd or 15,000 tpd will be selected for further studies. These technical and economic studies are targeted to be completed by the end of 2006.

The Company continues to work towards obtaining permits and licenses for the Doris North project. On March 6, 2006, NIRB issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. On July 28, 2006, the Minister of Indian and Northern Affairs Canada accepted the NIRB recommendation. On September 20, 2006 NIRB finalized the terms and conditions of the project and issued a project certificate. The Company has embarked on obtaining the permits and licenses which are required to begin mine construction. In September, the Company filed materials to support its application for amendment of Schedule II of the Metal Mining Effluent Regulations to include Tail

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Lake as a designated tailings impoundment area. Also in October, the Company prepared its submission to the Nunavut Water Board in preparation for public hearings expected in early 2007. The Company continues to expect that the permitting process will proceed in a manner which will allow the Company to ship construction materials to the site in 2007. Depending on the outcome and timing of the permitting process, the Company could ship the necessary construction materials to site in the summer of 2007, complete mine construction during first half of 2008 and production would commence in mid-2008.

CAPITAL PROGRAMS

During the third quarter of 2006, the Company had capital expenditures of $12.0 million for exploration and project activities at Hope Bay and $0.2 million for property, plant and equipment compared to expenditures in the third quarter of 2005 of $7.0 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment.

During the first nine months of 2006, the Company had capital expenditures of $29.7 million for exploration and project activities at Hope Bay and $0.7 million for property, plant and equipment compared to expenditures in the same period of 2005 of $16.3 million for exploration and project activities at Hope Bay and $0.3 million for property, plant and equipment.

FINANCING AND LIQUIDITY

At September 30, 2006, the Company had consolidated working capital of $135.6 million compared to $64.3 million at the end of 2005. At September 30, 2006, the Company had $143.5 million of cash and cash equivalents and short term investments compared to $68.7 million of cash and cash equivalents and short term investments at December 31, 2005. At September 30, 2006, the Company also had $15.1 million in cash collateral deposits for reclamation bonds which are classified outside of working capital.

At September 30, 2006, the Company had short-term investments of $79.8 million which were comprised of highly-rated instruments, largely banker’s notes with an average maturity term of 92 days. The Company does not expect any material impact on its liquidity as a result of these investments.

On June 26, 2006 the Company entered into two concurrent equity underwriting agreements comprised of a public offering of 19,200,000 common shares at $4.17 per share and a private placement of 2,900,000 flow-through shares at $5.20 per share. On July 12, 2006, the Company completed the closing of these two financings for aggregate gross proceeds of $95.1 million. As

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MANAGEMENT’S DISCUSSION AND ANALYSIS

part of the public offering, the Company granted the underwriters an over-allotment option exercisable for a period of 30 days following the closing. On August 11, 2006 the underwriters exercised the over-allotment option and purchased 1,113,000 common shares for additional gross proceeds of approximately $4.6 million. As required by the private placement flow through agreement, the Company must incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling approximately $15 million by December 31, 2007. The Company proposes to use the proceeds from these financings to, in large part, continue development of the Hope Bay project, including in-fill drilling programs on the current known resources, exploration drilling programs with the objective of identifying new resources, geotechnical studies and drilling to define infrastructure-related parameters, and feasibility and environmental studies for the next phase of development.

Subsequent to the quarter and on November 13, 2006, the Company entered into an equity underwriting agreement for a private placement offering of 2,040,820 flow-through shares at $7.35 per share for total gross proceeds of $15 million. The offering is scheduled to close on or about November 29, 2006. The underwriter will receive a cash commission of 4% of the gross proceeds in payment for their services. The Company will be required to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totalling $15 million by December 31, 2007.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities in 2006 and to complete construction of Phase 1 mine development. The future exploration and development of the Hope Bay project may require the Company to raise additional capital through a combination of project debt and equity financings. The Company’s strategy is to use equity financing for exploration activities and the maximum amount of project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies

The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations at September 30, 2006, in accordance with accounting guidelines described above, to be an aggregate of $20.4 million on an undiscounted basis. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay properties in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security

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MANAGEMENT’S DISCUSSION AND ANALYSIS

trusts for the reclamation of the Con Mine. The Company has reclamation security trusts $10.7 million and cash collateral deposits totaling $4.4 million for Hope Bay and other properties.

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydro electric facility into a reclamation security trust, in accordance with an agreement with DIAND. The remaining $1 million of the proceeds was deposited into a second reclamation security trust. The proceeds from any subsequent sale of Con Mine assets will also be deposited into this second reclamation security trust. The cost of reclamation was estimated by Golder and Associates and the Company on the basis of a draft remediation plan which had been submitted to the McKenzie Valley Water Board in February 2003. The final plan is currently under review by the Water Board. Based on comments received from the regulatory review process, the Company has estimated the impact of the required changes to the plan and recorded an appropriate increase to the liability for December 31, 2005. Any further changes upon receiving final approval of the plan could result in an increase to the estimated liability.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. The re-assessment does not give rise to any taxes payable by the Company. However, as part of the original transaction, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, (approximately $2.6 million at September 30, 2006), should a ruling denying the transfer of certain tax pools be made against the Company. In 2004, the Company received notification that CRA has re-confirmed the original re-assessment. As a result, the Company filed a notice of appeal in March 2005. In April 2006, the Company participated in the discovery process for this case conducted by the Tax Court of Canada. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for the potential liability has been recorded at September 30, 2006.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations

The following table summarizes the contractual obligations as at January 1, 2006 of the Company for each of the five years commencing with 2006 and thereafter, in thousands of dollars.

	2006	2007	2008	2009	Thereafter
Oxygen plant	$822	$612	$–	$–	$–
Office lease costs	306	316	316	316	1,110
Exploration equipment	293	30	–	–	–
Site reclamation (1)	6,240	3,059	–	–	15,635

(1)  The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined with certainty and may change depending upon future events. The Company is in the process of finalizing its abandonment and restoration plan with regulatory agencies for the Con Mine which will establish the extent and timing of site closure reclamation activities. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

For additional information related to the Company’s obligations and commitments see note 16 in the annual consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

OUTLOOK

The outlook for the Company is dependent on the successful exploration and development of the Hope Bay project. The Company controls 100% of the Hope Bay project, which has indicated resources totaling 3.4 million ounces of gold at a grade of 6.0 grams per tonne and an additional 5.4 million ounces of gold at a grade of 4.9 grams per tonne in the inferred category.

The Company plans to continue to work towards making a production decision on the Doris North project, including advancement of the permitting process. The Company is confident that it will be successful in addressing the concerns of the regulatory agencies and, if the permitting process is successfully completed, the Company will make a final decision on a commitment to the construction process. If the project is approved by the Company, production could commence

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during 2008. However, there can be no assurance that the permitting process will be completed as planned or that the Company will develop Doris North as anticipated.

As part of the Company’s development strategy for Hope Bay, programs have been completed that were designed to facilitate delivery of studies which include alternative mining concepts which will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The two scenarios under consideration are: a) an underground focused option which has targeted production of approximately 350,000 ounces of gold annually, and b) the larger scale Large Pit Concept at Madrid with satellite underground deposits at Boston and Doris which has targeted production of approximately 600,000 ounces of gold annually. These technical and economic studies area targeted to be completed by the end of 2006.

As a result of the termination of mining activities at Con and Giant mines, the Company does not expect to generate significant operating revenue in 2006. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2006 which will permit the Company to conduct final reclamation activities in subsequent periods. On June 30, 2005, the Company returned the Giant Mine property to DIAND in accordance with the terms of the acquisition agreement. The Company does not have any ongoing reclamation obligations for the Giant Mine.

RISKS AND UNCERTAINITIES

The Company will require additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term.

The impact of fluctuations in the price of gold is a risk to the Company’s ability to develop its properties as well as future profitability and cash flow. As the gold price is denominated in U.S. dollars, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars fluctuates. If the Canadian dollar strengthens against the U.S. dollar, revenue from future gold sales, which is generated in U.S. dollars, would convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. Permitting mining projects such as the Doris North project requires the approval of regulatory

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MANAGEMENT’S DISCUSSION AND ANALYSIS

agencies which are beyond the Company’s control. As a result, the receipt of approvals for the project and the timing of grants of necessary permits are inherently uncertain.

OUTSTANDING SHARE DATA

As at November 13, 2006, there were 214,801,478 common shares outstanding and there were an aggregate of 23,672,378 common shares reserved for issuance upon the exercise of incentive stock options granted to certain of the Company’s executive officers, directors and employees (5,172,378 common shares) and upon the exercise of previously issued share purchase warrants and brokers warrants (18,500,000 commons shares).

RELATED PARTIES

The Company owns 7.3% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus totalling $0.6 million during the nine month period ended September 30, 2006 (2005—$1.0 million). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay project and the expected results of this work and strategies and plans for the development of the Hope Bay project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” “strategy,” “target,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations,

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

risks and uncertainties described under “Risks and Uncertainties” and elsewhere in the Management’s Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian securities regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian securities regulations, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

Additional Information

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40F, which are filed with the Canadian securities regulators and the SEC, respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40F can be obtained from the SEC website at www.sec.gov.

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